SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 20, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Draft Registration Statement on Form F-1 Submitted February 2, 2023 CIK No. 0001964314

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted to the Commission on February 2, 2023 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 1 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Draft Registration Statement on Form F-1 submitted February 2, 2023

General

1.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response:

The Registrant has one class of equity securities and has included in the Revised Registration Statement the portion of this class of securities held in the United States and the number of record holders in the United States on page 104 of the Revised Registration Statement.

2.	We note your disclosure on page F-7 of a number of transactions completed on January 12, 2023 for purposes of reorganization. Please revise your prospectus to include a discussion of these transactions in the appropriate section. In addition, file the acquisition agreement, sale and purchase agreement, and reorganization agreement as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Registrant has revised the Revised Registration Statement to include a discussion of the proposed reorganization beginning on page 14. The reorganization has not yet been completed and will be completed prior to the registration statement going effective. The Registrant will file any material contracts entered into in connection with the Reorganization in accordance with Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission March 20, 2023 Page 2

3.	We note your disclosure on page 29 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response:

The Registrant has made the amendment to the disclosure on page 26 relating to the impact of the Ukraine war in the Revised Registration Statement as it does not believe it has been materially impacted by it.

4.	Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response:

The Registrant will provide the Staff with supplemental copies of all written communications, if any, as defined in Rule 405 under the Securities Act, in accordance with the Staff’s comment.

Market and Industry Data, page 3

5.	We note your disclosure that you commissioned a report prepared by Frost & Sullivan. Please file a consent as an exhibit to your registration statement. Refer to Rule 436 of the Securities Act.

Response:

The Registrant has included the consent of Frost & Sullivan as Exhibit 23.4 to the Revised Registration Statement.

Prospectus Summary, page 9

6.	We note the organization structure diagram on page 62. Please include a similar diagram in the prospectus summary.

Response:

The Registrant has revised the Revised Registration Statement to include the organizational structure diagram in the prospectus summary on page 14.

Prospectus Summary

Risks and Challenges, page 11

7.	Please revise your summary risk factors so that it does not exceed two pages in length. Please refer to Item 3 of Form F-1 and Item 105(b) of Regulation S-K.

Response:

The Registrant has revised the summary risk factors section accordingly on page 12 to page 13.

U.S. Securities and Exchange Commission March 20, 2023 Page 3

Risk Factors

Our business is subject to supply chain interruptions, page 26

8.	We note your risk factor that your supply chain may be impacted by interruptions to delivery capabilities, increasing transportation costs, and COVID-19. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response:

The Registrant has revised this risk factor to provide that these are potential risks that could impact its operations.

Use of Proceeds, page 41

9.	We note that a certain portion of the proceeds of this offering will be used to reduce indebtedness. Please disclose the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Response:

The Registrant has revised the disclosure in the Revised Registration Statement beginning on page 38 as follows:

“The loans due to our shareholders and director to be repaid with the proceeds from this offering where incurred on May 30, 2022 from the dividend distribution of S$3.7 million (approximately $2.7 million) that has yet to be paid to the shareholders and which have been reclassified as loans to related parties (See “Note-10 Shareholders’ Equity” on page F-19 and F-20). As of May 31, 2022, the loans due to our shareholders and director was $2.1 million, of which is interest free and non-repayable on demand (See “Related Party Transactions” on page 106) and as of November 30, 2022, the loans due to our shareholders and director was reduced $1.1 million (See “Capitalization” on page 39) As of May 31, 2022 and 2021, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.5% and are repayable in 5 years and whose proceeds were used for working capital purposes.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

10.	Please discuss whether supply chain shortages and disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:

The Registrant has revised the disclosure in the Revised Registration Statement beginning on page 43 as follows:

“Between the financial years ended 2022 and 2021, our freight costs increased by $0.07 million primarily as a result of supply chain shortages and disruptions. In order to mitigate these disruptions, we increased our storage facilities through the leasing of additional space near our warehouse to hold additional inventory and supplies and renewed and expanded our fleet of delivery trucks. With the recent lifting of the border restrictions for COVID 19, we anticipate that the supply chain shortages and disruptions will slowly return to its normal situation. Any disruption to, or inefficiency in, our supply chain network, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.”

U.S. Securities and Exchange Commission March 20, 2023 Page 4

11.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

The Registrant included revised disclosure on page 43 in response to this comment under its response to question 10 above.

12.	We note your disclosure indicating that inflation could significantly affect your sales. Please update this disclosure in a future filing if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

The Registrant included revised disclosure on page 57 in response to this comment as follows:

“The types of inflationary pressures that affected the Company has primarily related to freight and handling costs, staff salaries and related costs and vehicles maintenance and repairs and fuel costs.”

Licenses and Permits, page 76

13.	We note one of your permits expired on February 6, 2023. Please update this disclosure in a future filing.

Response:

The Registrant has revised the disclosure in the Revised Registration Statement on page 73 to reflect the new expiration date of this permit of February 6, 2024.

Management, page 99

14.	Please revise to indicate the time period during which each executive officer has served in their position.

Response:

The disclosure in the Revised Registration Statement beginning on page 96 to page 98 relating to management has been revised to include the time period during which each executive officer has served in their position.

Related Party Transactions, page 109

15.	We note the amounts due to shareholders and director loans. Please revise to include the largest amount outstanding during the period covered, the nature of the loan, and the transaction in which it was incurred. Refer to Item 7.B.2 of Form 20-F. In addition, clarify the nature of the amount due to shareholders.

Response:

In response to this comment, the Registrant has included additional disclosure in the Revised Registration Statement on page 106 as follows:

“The amounts due to shareholders and director were mainly related to a dividend distribution. On May 30, 2022, Jurong Barrels approved the distribution of an interim dividend of S$3.7 million to E U Holdings , Mr. Lim CP, Ms. Siow KL, Mr. Lim TC and Mr. Lim KS.”

U.S. Securities and Exchange Commission March 20, 2023 Page 5

Experts, page 138

16.	Your disclosure states that the auditor’s report “expresses an unqualified opinion on the financial statements and includes two explanatory paragraphs referring to the restatement for correction of an error and the translation of Singapore Dollars to United States Dollars.” Please reconcile this disclosure with the auditor’s report presented on page F-2.

Response:

The Registrant has revised the Revised Registration Statement on page 135 to remove the phrase “expresses an unqualified opinion on the financial statements and includes two explanatory paragraphs referring to the restatement for correction of an error and the translation of Singapore Dollars to United States Dollars.”

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.	Please have your auditor revise the first sentence of its auditor’s report to state that they audited the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended May 31, 2022.

Response:

Onestop Assurance PAC has revised its auditors report to state that they audited the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended May 31, 2022. The revised auditors report is attached on page F-2 to the Revised Registration Statement.

Arc Development, page Alt-2

18.	We note your disclosure that a number of shareholders and Arc Development entered into an acquisition agreement on January 12, 2023. If applicable, revise to disclose any material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D.1 of Form 20-F.

Response:

In response to this comment, the Registrant has included additional disclosure in the Revised Registration Statement on page Alt-2 as follows:

“The Selling Shareholders, including Arc Development are each existing shareholders of the Company. Certain of the Selling Shareholders have entered into transactions with the Group which constitutes related party transactions and these have been disclosed on page 106 of the prospectus. Other than as disclosed on page 106 and the entering into of the acquisition agreement for the Reorganization on January 12, 2023, none of the Selling Shareholders have, within the past three years, entered into any material relationship with the Company or any of its predecessors or affiliates.”

Exhibits

19.	At the time you file your registration statement publicly, please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in accounting and auditing. Refer to Rule 436 of Regulation C.

Response:

Onestop Assurance PAC has revised its consent to include a statement acknowledging the reference to it as an expert in accounting and auditing. The revised consent is attached as Exhibit 23.1 to the Revised Registration Statement.

U.S. Securities and Exchange Commission March 20, 2023 Page 6

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited